UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           IMAGE SENSING SYSTEMS, INC.
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                           (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   45244C 10 4
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                                 (CUSIP Number)



                                                 WITH A COPY TO:
         Panos G. Michalopoulos                   Amy Schneider
         500 Spruce Tree Centre                Dorsey & Whitney LLP
         1600 University Ave. N.           50 S. Sixth St., Suite 1500
          St. Paul, MN 55104                  Minneapolis, MN 55402
            (651) 603-7700                       (612) 340-2971
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                   May 8, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 45244C 10 4

1.   Names of reporting persons:

         DR. PANOS G. MICHALOPOULOS

2.   Check the appropriate box if a member of a group:

         (a)   [ ]
         (b)   [ ]

3.   SEC use only:

4.   Source of funds: PF

5.   Check if disclosure of legal proceedings is required pursuant to      [ ]
     Items 2(d) or 2(e):

6.   Citizenship or place of organization:

         UNITED STATES

Number of shares beneficially owned by each reporting person with:

         7.   Sole voting power: 336,298(1)

         8.   Shared voting power: 182,336(2)

         9.   Sole dispositive power: 336,298(1)

         10.  Shared dispositive power: 182,336(2)

11.  Aggregate amount beneficially owned by each reporting person:

         518,634

12.  Check if the aggregate amount in Row (11) excludes certain shares:    [ ]

13.  Percent of class represented by amount in Row (11):

         13.93%

14.  Type of reporting person: IN

------------------------------
(1) Includes a stock option to acquire 36,000 shares of common stock which Dr. Michalopoulos may purchase within 60 days at a price of $3.10 per share pursuant to the Non-Incentive Stock Option Agreement, dated September 20, 2002, between Dr. Michalopoulos and Image Sensing Systems, Inc., a stock option to acquire 6,000 shares of common stock which Dr. Michalopoulos may purchase within 60 days at a price of $7.50 per share pursuant to the Non-Incentive Stock Option Agreement, dated May 10, 2000, between Mr. Michalopoulos and Image Sensing Systems, Inc., and 294,298 shares held by Transatlantic Emporium & Technology Exchange L.L.C., a corporation wholly owned by Dr. Michalopoulos.

(2) Includes 182,366 shares of common stock held by Ms. Betty Papapanou (the former spouse of Dr. Michalopoulos). Pursuant to an agreement between Ms. Papapanou and Dr. Michalopoulos, Ms. Papapanou will vote all such shares consistent with the recommendations of the majority of the Board of Directors of the Issuer, unless Dr. Michalopoulos agrees in writing that she need not so vote in respect to a particular proposal. Dr. Michalopoulos disclaims beneficial interest in respect to Ms. Papapanou's shares.

CUSIP NO. 45244C 10 4

1.   Names of reporting persons:

         TRANSATLANTIC EMPORIUM & TECHNOLOGY EXCHANGE L.L.C.

     I.R.S. Identification No. of Above Entity

         20-0478877

2.   Check the appropriate box if a member of a group:

         (a)  [ ]
         (b)  [ ]

3.   SEC use only:

4.   Source of funds: OO

5.   Check if disclosure of legal proceedings is required pursuant to       [ ]
     Items 2(d) or 2(e):

6.   Citizenship or place of organization:

         DELAWARE LIMITED LIABILITY COMPANY

Number of shares beneficially owned by each reporting person with:

         7.   Sole voting power: 0

         8.   Shared voting power: 294,298

         9.   Sole dispositive power: 0

         10.  Shared dispositive power: 294,298

11.  Aggregate amount beneficially owned by each reporting person:

         294,298

12.  Check if the aggregate amount in Row (11) excludes certain shares:    [ ]

13.  Percent of class represented by amount in Row (11):

         7.9%

14.  Type of reporting person: OO - LIMITED LIABILITY COMPANY

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 Schedule 13D (the "SCHEDULE 13D") relates to the Common Stock, CUSIP 45244C 10 4, of Image Sensing Systems, Inc., a Minnesota corporation (the "ISSUER"). The address of the principal executive offices of the Issuer is 500 Spruce Tree Centre, 1600 University Avenue North, Saint Paul, Minnesota 55104.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) This joint filing statement is being filed by Dr. Panos G. Michalopoulos, a citizen of the United States of America, and Transatlantic Emporium & Technology Exchange L.L.C., a Delaware limited liability company ("TRANSATLANTIC"). Dr. Michalopoulos and Transatlantic are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons.

         The principal employment of Dr. Michalopoulos is Professor, Department of Civil Engineering, University of Minnesota, and Director, Image Sensing Systems, Inc. The principal business address of Dr. Michalopoulos is 500 Spruce Tree Centre, 1600 University Avenue North, Saint Paul, Minnesota 55104.

         Dr. Michalopoulos also controls Transatlantic, and owns 100% of the outstanding interest in Transatlantic. The principal business address of Transatlantic is 715 Fairfield Circle, Minnetonka, Minnesota 55305.

(d)-(e) During the last five years, no Reporting Person, and to the best knowledge of the Reporting Persons, no director or executive officer of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Michalopoulos is a citizen of the United States of America. Transatlantic is a Delaware limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Dr. Michalopoulos used personal funds to purchase the shares of Common Stock of the Issuer that he holds directly, and will use personal funds to purchase shares of Common Stock of the Issuer if he exercises his right to do so pursuant to the Non-Incentive Stock Option Agreement, dated September 20, 2002 between Dr. Michalopoulos and Image Sensing Systems, Inc. to purchase up to an additional 36,000 shares of Common Stock of the Issuer at an exercise price of $3.10 per share and/or the Non-Incentive Stock Option Agreement, dated May 10, 2000 between Dr. Michalopoulos and Image Sensing Systems, Inc. to purchase up to an additional 6,000 shares of Common Stock of the Issuer at an exercise price of $7.50 per share.

Transatlantic acquired the shares of Common Stock of the Issuer held by it pursuant to Dr. Michalopoulos's transfer of his direct ownership interest in the Issuer to Transatlantic.

ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of Common Stock acquired by the Reporting Persons were acquired and are held for investment purposes. Dr. Michalopoulos is also a director of the Issuer and has served as a director since 1984. Directors of the Issuer are elected annually by the stockholders of the Issuer.

Other than as described above, none of the Reporting Persons currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a),(b) As of the close of business on August 31, 2006, Dr. Michalopoulos beneficially owned 518,634 shares of Common Stock of the Issuer, constituting 13.93% of the shares outstanding. Dr. Michalopoulos has sole voting and dispositive power with respect to 336,298 shares, and shared voting and dispositive power with respect to 182,336 shares.

         As of the close of business on August 31, 2006, Transatlantic beneficially owned 294,298 shares of Common Stock of the Issuer, constituting 7.9% of the shares outstanding. Transatlantic shares voting and dispositive power with respect to all 294,298 shares beneficially owned by it.

         The aggregate percentage of shares of Common Stock of the Issuer reported owned by each of the Reporting Persons herein is based upon 3,723,704 shares of Common Stock outstanding, which is the total number of shares of the Issuer's Common Stock outstanding as of July 25, 2006 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2006, filed on August 9, 2006.

(c) Except as described herein, in the past 60 days, none of the Reporting Persons have effected any transactions in respect to these shares of Common Stock.

(d), (e) Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Dr. Michalopoulos holds an option to purchase 36,000 shares of Common Stock of the Issuer at an exercise price of $3.10 per share, pursuant to the terms of the Non-Incentive Stock Option Agreement, dated September 20, 2002. A copy of the option agreement is attached hereto as Exhibit 2.

Dr. Michalopoulos holds an option to purchase 6,000 shares of Common Stock of the Issuer at an exercise price of $7.50 per share, pursuant to the terms of the Non-Incentive Stock Option Agreement, dated May 10, 2000. A copy of the option agreement is attached hereto as Exhibit 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated August 31, 2006, between Panos Michalopoulos and Transatlantic Emporium & Technology Exchange L.L.C.

Exhibit 2 Non-Incentive Stock Option Agreement, dated September 20, 2002, between Panos Michalopoulos and Image Sensing Systems, Inc.

Exhibit 3 Non-Incentive Stock Option Agreement, dated May 10, 2000, between Panos Michalopoulos and Image Sensing Systems, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:   August 31, 2006

                                           /s/ Panos Michalopoulos
                                           -------------------------------------
                                           Panos Michalopoulos


                                           TRANSATLANTIC EMPORIUM & TECHNOLOGIES
                                           EXCHANGE L.L.C.


                                           /s/ Panos Michalopoulos
                                           -------------------------------------
                                           Panos Michalopoulos
                                           Owner

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated August 31, 2006, between Panos Michalopoulos and Transatlantic Emporium & Technology Exchange L.L.C.

Exhibit2 Non-Incentive Stock Option Agreement, dated September 20, 2002, between Panos Michalopoulos and Image Sensing Systems, Inc.

Exhibit 3 Non-Incentive Stock Option Agreement, dated May 10, 2000, between Panos Michalopoulos and Image Sensing Systems, Inc.